Mercedes-Benz Auto Receivables Trust 2016-1
Investor Report

Collection Period Ended   31-Jul-2020

Amounts in USD

Dates

Collection Period No.	47			
Collection Period (from... to)	1-Jul-2020	31-Jul-2020		
Determination Date	13-Aug-2020			
Record Date	14-Aug-2020			
Distribution Date	17-Aug-2020			
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2020	17-Aug-2020	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jul-2020	15-Aug-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	350,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	532,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	115,970,000.00	46,168,863.10	36,705,343.01	9,463,520.09	81.603174	0.316507
Total Note Balance	**1,497,970,000.00**	**46,168,863.10**	**36,705,343.01**	**9,463,520.09**		
Overcollateralization	38,416,784.98	38,409,669.62	38,409,669.62			
Adjusted Pool Balance	1,536,386,784.98	84,578,532.72	75,115,012.63			
Yield Supplement Overcollateralization Amount	54,889,203.04	1,887,580.42	1,629,311.20			
Pool Balance	**1,591,275,988.02**	**86,466,113.14**	**76,744,323.83**			

	Amount	Percentage
Initial Overcollateralization Amount	38,416,784.98	2.50%
Target Overcollateralization Amount	38,409,669.62	2.50%
Current Overcollateralization Amount	38,409,669.62	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.110000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.260000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.460000%	56,172.12	0.484368	9,519,692.21	82.087542
Total		**$56,172.12**		**$9,519,692.21**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	9,619,952.69	(1) Total Servicing Fee	72,055.09
Interest Collections	270,733.71	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	32,534.00	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	46,486.93	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	56,172.12
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	718.29	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**9,970,425.62**	(6) Regular Principal Distributable Amount	9,463,520.09
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**9,970,425.62**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	378,678.32
		Total Distribution	**9,970,425.62**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	72,055.09	72,055.09	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	56,172.12	56,172.12	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	56,172.12	56,172.12	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	56,172.12	56,172.12	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	9,463,520.09	9,463,520.09	0.00
Aggregate Principal Distributable Amount	9,463,520.09	9,463,520.09	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,840,966.96
Reserve Fund Amount - Beginning Balance	3,840,966.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	202.03
minus Net Investment Earnings	202.03
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,840,966.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	202.03
Net Investment Earnings on the Collection Account	516.26
Investment Earnings for the Collection Period	718.29

Notice to Investors

Note 1:
229 accounts with an outstanding principal balance of $2,295,751.45 did not have an installment payment scheduled for the current Collection Period.

Note 2:
In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, initially estimated not to exceed three months and currently extended to a maximum of five months, which will generally result in an extension of the term of the customer's contract by an equivalent number of months. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral. The Servicer is also implementing a phased resumption of collection activities, including repossessions, that have been temporarily curtailed in response to the COVID-19 pandemic. Additional relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Note 3:
Mercedes-Benz Financial Services USA LLC, as Servicer, has elected to exercise its option under Section 8.01 of the Sales and Servicing Agreement to purchase the Trust Estate (other than the Accounts) immediately after giving effect to the monthly payment of principal and interest on August 17, 2020 (the "Redemption Date") and has deposited $36,705,343.01 into the Note Payment Account to redeem the balance of the Class A-4 notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,591,275,988.02	59,357
Pool Balance beginning of Collection Period	86,466,113.14	12,357
Principal Collections	6,876,817.55	
Principal Collections attributable to Full Pay-offs	2,743,135.14	
Principal Purchase Amounts	0.00	
Principal Gross Losses	101,836.62	
Pool Balance end of Collection Period	76,744,323.83	11,576
Pool Factor	4.82%	

	As of Cutoff Date	Current
Weighted Average APR	3.09%	3.35%
Weighted Average Number of Remaining Payments	50.38	13.53
Weighted Average Seasoning (months)	15.40	58.12

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	75,945,373.25	11,484	98.96%
31-60 Days Delinquent	587,425.31	59	0.77%
61-90 Days Delinquent	122,656.32	23	0.16%
91-120 Days Delinquent	88,868.95	10	0.12%
Total	76,744,323.83	11,576	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.276%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	101,836.62	8	25,404,805.83	1,103
Principal Net Liquidation Proceeds	32,424.15		6,536,215.65	
Principal Recoveries	43,740.58		11,259,096.37	
Principal Net Loss / (Gain)	25,671.89		7,609,493.81	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.378%
Prior Collection Period	(0.674%)
Second Prior Collection Period	(0.770%)
Third Prior Collection Period	1.007 %
Four Month Average	(0.015%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.478%
Average Net Loss / (Gain)	6,898.91

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.